Exhibit 21.1

List of Subsidiaries

Name	Country of Incorporation

Fabrinet Co., Ltd.	Thailand

Fabrinet USA, Inc.	California, United States of America

FBN New Jersey Manufacturing, Inc.	Delaware, United States of America

Fabrinet China Holdings	Mauritius Island

CASIX Inc.	People’s Republic of China

Fabrinet Pte., Ltd.	Singapore

Fabrilink SEZC	The Cayman Islands

Fabrinet West, Inc.	California, United States of America

Fabritek, Inc.	California, United States of America